SKF Invests in New Factory for Large Bearings in India

    GOTEBORG, Sweden--(BUSINESS WIRE)--June 7, 2007--SKF (NASDAQ:SKFR) (STO:SKFA) (STO:SKAB) (LSE:SKFB) has decided to invest SEK 450 million to build a greenfield factory in India for the manufacturing of large size bearings.

    The factory is expected to start manufacturing in 2008 and will, when fully utilized, employ some 300 persons.

--	This is a further investment that SKF is making to support the strong global demand for large size bearings, driven by the
fast growth in segments such as wind energy, mining, steel and off-road segments, says Mr Tom Johnstone, President and CEO of
SKF.

    Last year SKF inaugurated a new factory for large size bearings in China and at the beginning of this year announced a large investment in its Swedish factory in Goteborg to increase the capacity for large size bearings.

--	With this new investment and the investment announced earlier this year in a factory for ball bearings in India, the SKF
Group will have five manufacturing sites in the country. SKF has been present in India since 1923 and in recent years we
have a strong development of our business in India. These
investments show our continued commitment to the fast growing
Indian market, Mr Johnstone said. The new factory will supply the Indian market as well as the international markets.

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    CONTACT: Aktiebolaget SKF
             Lars G Malmer, SKF Group Communication
             Tel. +46 (0)31 337 1541
             Mobile: +46 (0)705-371541
             Lars.G.Malmer@skf.com
             or
             Marita Bjork, SKF Investor Relations
             Tel: +46 (0)31 337 1994
             Mobile: +46 (0)705-181994
             marita.bjork@skf.com